Filed by Teleglobe International Holdings Ltd
                          Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934
                                                    Subject Company: ITXC Corp.
                                                  Commission File No. 000-26739




NEWS RELEASE
------------
FOR IMMEDIATE DISTRIBUTION

CONTACT:
Megan Cannell
ITXC Corp.
609-750-3262
mcannell@itxc.com
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          TELEGLOBE AND ITXC MERGER SHAREHOLDER BALLOT SET FOR MAY 28TH

MAY 4, 2004 - PRINCETON, NEW JERSEY- Teleglobe International Holdings Ltd and ITXC Corp.(R) (NASDAQ: ITXC) today announced that on April 30, 2004 the Securities and Exchange Commission declared effective Teleglobe's Registration Statement relating to the planned merger with ITXC. The Registration Statement includes the proxy statement for ITXC's stockholders. A special stockholders' meeting to vote on the merger is scheduled for May 28th. Assuming the stockholders approve the merger and other closing conditions are met, shares in the new company are expected to trade on NASDAQ under the symbol "TLGB" beginning on June 1.

"We are delighted to have a date certain for our stockholders' meeting", said Tom Evslin, Chairman and CEO of ITXC and Chairman-designate of the new company. "As described in the proxy statement, the ITXC Board of Directors unanimously recommend acceptance of the proposed merger with Teleglobe because we believe that the merger is in the best interests of shareholders. We believe that the new company will not only be the leader in Voice over IP but also the largest voice wholesaler of any kind. It will have the advantage of Teleglobe's extensive IP network and portfolio of voice value added, mobile, and data services and ITXC's VoIP technology portfolio. I urge stockholders to read the proxy statement carefully and to send in their proxies since failing to vote is the same as voting 'no'."

Copies of the prospectus can be found on the SEC website at HTTP://WWW.SEC.GOV/ARCHIVES/EDGAR/DATA/1278739/000104746904014522/0001047469-04-
014522-INDEX.HTM. (Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field.)

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ABOUT TELEGLOBE:
Teleglobe is a leading provider of international voice, data, Internet and mobile roaming services with over 50 years of industry expertise in international telecommunications. Teleglobe owns and operates one of the world's most extensive telecommunications networks, reaching over 240 countries and


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territories with voice and advanced data services. Teleglobe is the carrier of choice to more than 1,200 wholesale customers, representing the world's leading telecommunications, mobile operators and Internet service providers.

Carrying close to eight billion minutes per year, and a significant portion of the world's Internet traffic, Teleglobe's network is consistently ranked among the most robust and reliable, performing at the high end of industry standards. Detailed information about Teleglobe is available on the company's web site at www.teleglobe.com.

ABOUT ITXC:
ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market segment share leader in VoIP international calling and one of the largest international voice carriers of any kind. ITXC's VoIP network connects to circuit networks using switchless ITXC SuperPoPs in London, Frankfurt, Hong Kong, LA, and NJ or using ITXC-managed SNARCs(R) co-located in the customer's central office. ITXC.net connects to VoIP-enabled networks with direct peer VoIP interconnects. Approximately a third of ITXC's current traffic is originated or terminated via a direct VoIP interconnect. ITXC has VoIP interconnects with over 140 carriers or service providers in 60 countries.

For more information about ITXC, please visit www.itxc.com

Forward-looking statements

ITXC has included in this press release forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements concerning the timing of the transactions described above and the during of SEC review process concerning the filing described above.

Actual results could differ materially from those projected in the companies' forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, risks inherent in the execution of the merger; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the risk that Teleglobe is not currently a publicly traded company; changes in domestic and foreign economic, market, and regulatory conditions; the risk that Teleglobe may not be able to access sufficient capital; future transactions; the possibility that the merger may not close; and other considerations described as "Risk Factors" in Exhibit 99 to ITXC's Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by ITXC with the SEC and in "Risk Factors" in the Registration Statement on Form S-4 filed by Teleglobe.

As described above, Teleglobe has filed a Registration Statement on Form S-4 (which contains a Proxy Statement/Prospectus) with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe have filed other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY

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STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED AND TO BE FILED WITH THE SEC
BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/ Prospectus. These documents are made available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 1-800-SEC-0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. or by contacting ITXC investor relations at 609-750-3333 or ir@itxc.com.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger is available in the Proxy Statement/Prospectus.